

June 13, 2011

Via E-mail

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, OH 45202

>   **Re: Kendle International Inc.**
>   **Schedule TO-I**
>   **File No. 005-52911**
>   **Filed June 6, 2011**

Dear Mr. Reuter:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Item 10. Financial Statements

1.   We note that you have incorporated by reference the financial statements for the year ended December 31, 2010 and for the quarter ended March 31, 2011. Please revise your disclosure to include the summary required by Item 1010(c) of Regulation M-A. Refer to Instruction (f) to Item 10 of Schedule TO for additional guidance.

Offer to Purchase

2.   We note that the offer is being made in connection with the provisions of the merger agreement with INC. We also note that the financing for the offer will be provided by INC. Thus, it appears that INC is a bidder in this offer and should file a Schedule TO-T providing all of the required disclosure. In the alternative, please provide us with your

detailed legal analysis of why you believe INC is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site).

Incorporation of Documents by Reference, page ii

3.   We note that you attempt to incorporate by reference into the offer document all filings under sections 13(a), 13(c), 14 and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

Forward-Looking Statements, page iii

4.   You state in this section (and in the press release filed as exhibit (a)(1)(iii)) that the discussion therein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Summary, page 2

5.   Please revise the paragraph captioned "Withdrawal of Tenders and Revocation of Consents" on page 3 (and the related section on page 12) to describe the withdrawal rights provided for in Rule 13e-4(f)(2)(ii). In this respect, please revise the disclosure that tendered securities may not be withdrawn after the expiration of the offer.

Source and Amount of Funds, page 7

6.   Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Certain United States Federal Income Tax Considerations, page 14

7.   Provide an analysis supporting the legend relating to Treasury Department Circular 230 at the top of page 27 or delete the legend from this section and from the letter of transmittal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions